TEEKAY OFFSHORE PARTNERS L.P.
4th Floor, Belvedere Building,
69 Pitts Bay Road,
Hamilton HM 08, Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
August 3, 2011
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Teekay Offshore Partners L.P.
Registration Statement on Form F-3
Filed July 21, 2011
File No. 333-175685
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Teekay Offshore Partners L.P. (“Registrant”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 1:00 p.m., Eastern Time, on Friday August 5, 2011, or as soon thereafter as practicable.
     Registrant acknowledges that:
     (1)     If the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (2)     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (3)     Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature page follows]

TEEKAY OFFSHORE PARTNERS L.P.
By:	Teekay Offshore G.P., L.L.C., its general partner

By:	/s/ Peter Evensen
	Name:	Peter Evensen
	Title:	Chief Executive Officer and Chief Financial Officer